

June 16, 2011

<u>Via E-mail</u>
Mr. Bob Glaser
President
Sustainable Environmental Technologies Corporation
2377 W. Foothill Blvd, Suite #18
Upland, CA 91786

      Re: **Sustainable Environmental Technologies Corporation**
                Form 8-K
                Filed July 9, 2010
                Form 10-K for the Year Ended March 31, 2010
                Filed July 14, 2010
                File No. 000-25488

Dear Mr. Glaser:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Pamela Long

                Pamela Long
                Assistant Director

cc: Kimberly Brooks, Esq. (Via E-mail to kbrooks@hcalaw.biz)